(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 1-31698 CUSIP NUMBER 112502109

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Brooke Corporation

(Full Name of Registrant)

(Former Name if Applicable)

10950 Grandview Drive, Suite 600

(Address of Principal Executive Office (Street and Number))

Overland Park, Kansas 66210

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Brooke Corporation (“Brooke”) filed a registration statement on Form S-1 with the Securities and Exchange Commission (“SEC”) on April 21, 2005 (the “Registration Statement”). On May 12, 2005, in connection with the SEC’s review of the Registration Statement, Brooke received a comment letter from the SEC regarding Brooke’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004. Certain of the comments in the letter relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 are applicable to Brooke’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. Because of the timing of the SEC comment letter and Brooke’s desire to be responsive to the SEC’s comments that are applicable for its Quarterly Report on Form 10-Q, Brooke will be unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 without unreasonable effort or expense. It is expected that Brooke will file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 on or before the fifth calendar day following the prescribed due date.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Anita F. Larson (Name)	(913) (Area Code)	661-0123 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Brooke Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2005	By	/s/ Robert D. Orr
Robert D. Orr, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute

Federal Criminal Violations (See 18 U.S.C. 1001).

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